Exhibit 12.1

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges

	For the year ended December 31,
	2012	2011	2010	2009		2008
Including Interest on Deposits
Earnings (Losses) :
Pre-tax loss from continuing operations	$(164,780)	$(8,983)	$(277,011)	$(42,621)		$(32,258)
Plus:
Fixed Charges (excluding capitalized interest)	151,831	181,804	243,458	293,019		349,621

Total Earnings (Losses)	$(12,949)	$172,821	$(33,553)	$250,398		$317,363

Fixed Charges:
Interest expensed and capitalized	$146,688	$177,656	$240,275	$290,451		$347,001
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,264	1,066	642	187		192
An estimate of the interest component within rental expense	3,879	3,082	2,541	2,381		2,428

Total Fixed Charges	$151,831	$181,804	$243,458	$293,019		$349,621

Ratio of Earnings to Fixed Charges	(A )	1	(A )	(A	)	(A	)

Excluding Interest on Deposits
Earnings (Losses) :
Pre-tax loss from continuing operations	$(164,780)	$(8,983)	$(277,011)	$(42,621)		$(32,258)
Plus:
Fixed Charges (excluding capitalized interest)	88,445	93,518	132,620	167,886		192,891

Total Earnings (Losses)	$(76,335)	$84,535	$(144,391)	$125,265		$160,633

Fixed Charges:
Interest expensed and capitalized	$83,302	$89,370	$129,437	$165,318		$190,271
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,264	1,066	642	187		192
An estimate of the interest component within rental expense	3,879	3,082	2,541	2,381		2,428

Total Fixed Charges	$88,445	$93,518	$132,620	$167,886		$192,891

Ratio of Earnings to Fixed Charges	(A )	(A )	(A )	(A	)	(A	)